Exemption Number 82-34635

RETAIL HOLDINGS N.V.

[redacted]

09046782

August 12, 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Retail Holdings N.V.
Exemption Number 82-34635

SUPPL

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated August 12, 2009, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Corporate Secretary

Enclosure(s)

dlw 8/19

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-34635

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44, Willemstad
Curacao, Netherlands Antilles

Dated August 12, 2009

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-34635

Exhibit Index to Report

Exhibit No.

1	Press Release: Retail Holdings N.V. Announces Results for the Six Month Period Ended June 30, 2009
2	Retail Holdings N.V. Summary Semi-Annual Report for period ending June 30, 2009

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

RECEIVED
2009 AUG 18 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE
August 11, 2009

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2009

August 11, 2009, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo", together with its subsidiaries and affiliates, the "Company") announced today results for the six months ended June 30, 2009.

2009 First Half Results

Reflecting the worldwide economic downturn and resulting drop in consumer spending on durables in the Company's markets, Company revenue declined during the first six months of 2009 as compared with the same period prior year. The Company was able to mitigate the impact of the revenue decline on operating results and profit by maintaining and increasing gross margin and reducing selling and administrative expenses. The Company and all of its operating subsidiaries remained profitable in the first half of 2009 although many of the operating units experienced a decline in their net income as compared with the same period prior year.

For the six months ended June 30, 2009 the Company reported consolidated revenue of $124.0 million compared to consolidated revenue of $155.0 million for the same period in 2008, a decrease of $31.0 million or 20.0%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka decreased by $22.0 million for 2009 to $93.9 million, or by 19.0% as compared to the same period in 2008. Revenue at Singer Thailand decreased by $7.6 million for 2009 to $23.4 million, or by 24.6% as compared to the same period prior year.

The Company's revenue for 2009 includes $16.8 million of finance earnings on consumer credit sales compared to $21.3 million for the same period in 2008. The decrease in finance earnings is due to the decrease in sales in the first six months of 2009 and later part of 2008 and resulting shrinkage in the outstanding credit book.

Gross profit for the six months ended June 30, 2009 was $48.6 million, representing a gross profit as a percentage of revenue of 39.2%, as compared to $59.0 million and a gross profit percentage of 38.0% for the six months ended June 30, 2008. The improvement in overall gross profit percentage is due to increases in India, Sri Lanka and Thailand, offset in part, by declines in Bangladesh and Pakistan. Gross profit at the retail operating units was $31.2 million for the six months ended June 30, 2009, representing a gross profit as a percentage of revenue of 33.3%, as compared to $38.4 million and a gross profit percentage of 33.1% for the six months ended June 30, 2008.

Other income for the six months ended June 30, 2009 was $1.5 million as compared to $2.0 million of other income for the six months ended June 30, 2008. Other income arises primarily from the sale of excess or non-core assets. Other income in the first half of 2008 was boosted by a gain on the sale of the Company's stake in a former operating affiliate in Sri Lanka.

Selling and administrative expenses for the six months ended June 30, 2009 were $39.7 million, representing 32.0% of revenue, as compared to $44.8 million and 28.9% of revenue for the six months ended June 30, 2008. The $5.1 million reduction is selling and administrative expenses as compared with the same period prior year reflects a decline in variable expenses in line with the decrease in revenue and a Company-wide effort to cut costs, improve productivity and slow down the roll-out of new programs. The increase in selling and administrative expenses as a percentage of revenue primarily reflects the reduction in revenue. At the retail operating units, selling and administrative expenses for the six months ended June 30, 2009 were $21.4 million, representing 22.7% of revenue, as compared to $24.7 million and 21.3% of revenue for the same period in 2008.

Other expense, primarily royalty paid to SVP for the use of the Singer® trademark by Singer Asia and its operating companies, was $1.2 million and $1.6 million for the six months ended June 30, 2009 and June 30, 2008 respectively. The decrease in royalty expense in the first half of 2009 as compared to the same period prior year is due to the decrease in revenue at Singer Asia.

Results from operating activities for the six months ended June 30, 2009 was a profit of $9.2 million as compared to a $14.6 million profit for the same period in 2008, a decrease of $5.4 million or 37.0%. The decline in results from operating activities is due to the decrease in revenue, mitigated by the increase in gross profit percentage and reduction in selling and administrative expenses. Results from operating activities at the retail operating units was a profit of $10.3 million for the six months ended June 30, 2009 as compared with a profit of $15.1 million for the same period prior year. Results from operating activities at Thailand was a profit of $1.6 million for the six months ended June 30, 2009 as compared with a profit of $2.6 million for the same period prior year.

Finance income remained unchanged at $1.6 million for the six months ended June 30, 2009 and June 30, 2008. Finance expense (including exchange gain or loss) was $9.5 million and $9.4 million for the six months ended June 30, 2009 and June 30, 2008, respectively. The increase was due to exchange differences; for the six months ended June 30, 2009 there was an exchange loss of $0.2 million compared to an exchange gain of $0.2 million for the six months ended June 30, 2008. Interest expense for the six months ended June 30, 2009 was $9.3 million compared to $9.6 million of interest expense for the same period in 2008, a decrease of 0.3 million or 3%.

Share of profit of equity accounted investees was $0.3 million and $0.7 million for the six months ended June 30, 2009 and June 30, 2008, respectively. This decline in share of profit of equity accounted investees is due to the sale in Sri Lanka during the year ended December 31, 2008 of the Company's remaining equity stake in Commercial Leasing Company, PLC, an equity accounted investee.

The Company's profit before income tax was $1.5 million for the six months ended June 30, 2009 as compared to a $7.4 million profit before tax for the same period in 2008. The lower profit before tax primarily reflects the decline in revenue and resulting flow through in operating performance as compared with the same period prior year.

Income tax expense is $0.6 million for the six months ended June 30, 2009 as compared to $2.0 million for the six months ended June 30, 2008. The reduction in income tax expense is due to the lower taxable profits of the operating locations.

For the six months ended June 30, 2009 the Company's profit from continuing operations was $0.9 million as compared to a profit of $5.4 million for the same period in 2008. The lower profit primarily reflects the lower operating performance as compared with the same period prior year.

In April 2009 the Company sold its operations in the Philippines, which are shown as a discontinued operation. The sale reflects management's decision to concentrate on growth and development in the Company's core markets: Bangladesh, India, Pakistan, Sri Lanka and Thailand. For the six months ended June 30, 2009 the Company's profit from discontinued operation was $1.9 million as compared to a loss of $0.4 million for the same period in 2008. The results from operating activities of the discontinued operation was a loss of $0.2 million for the six months ended June 30, 2009 as compared to a loss of $0.4 million for the same period in 2008. The gain on sale of the discontinued operation was $2.1 million the six months ended June 30, 2009.

For the six months ended June 30, 2009 the Company's profit for the period was $2.8 million as compared to a profit of $5.0 million for the same period in 2008. The lower profit from continuing operations during the first half of 2009 as compared with the same period prior year was offset, in part, by the gain on sale of the discontinued operation.

The profit attributable to equity holders of the Company was $0.8 million for the six months ended June 30, 2009 as compared to a profit of $2.2 million for the same period prior year. A profit of $1.9 million is attributable to minority shareholders for the six months ended June 30, 2009 as compared to a profit of $2.9 million for the six months ended June 30, 2008. The higher percentage of profit attributable to minority shareholders in the first half of 2009 as compared to the same period prior year, 70% and 57% respectively, reflects the relatively stronger performance of operations of Thailand and of Singer Asia generally, which have greater minority participations.

The profit attributable to equity holders of the Company is equivalent to basic earnings and diluted earnings per share of $0.16 for the six months ended June 30, 2009 as compared to basic and diluted earnings per share of $0.41 for the six months ended June 30, 2008. The basic and diluted earnings per share from continuing operations was $0.06 for the six months ended June 30, 2009 as compared to basic and diluted earnings per share from continuing operations of $0.46 and $0.45, respectively, for the six months ended June 30, 2008.

Chairman's Comments

Commenting on the first half 2009 results, Stephen H. Goodman, ReHo's Chairman, President and CEO noted, "In late summer 2008, ReHo and Singer Asia management made a decision to prepare for a significant economic downturn in the Company's markets in Asia. Programs to reduce selling and administrative expenses were implemented, the rollout of a number of initiatives was delayed, additional store openings were deferred, and down payments and standards for credit sales were raised The steps undertaken have helped to mitigate the impact of the economic downturn which has severely hurt most consumer durable retailers worldwide. While the Company's revenue declined approximately 20% in the first half of 2009 as compared to the same period prior year, the Company and all of its operating subsidiaries remain profitable, yearly selling and administrative expenses have declined by more than $10.0 million, there has been no increase in overall arrears or defaults on receivables outstanding, and consolidated debt has declined by $21.0 million while additional financing has been made available to the Company's operating subsidiaries.

"Looking to the future, the operating companies in Asia, with their lower cost structure and improved balance sheet, and with their extensive distribution networks and dedicated personnel intact, are especially well positioned to take advantage of an economic recovery when it develops.

"The issuer of the Notes, representing the remaining consideration from the sale of the Singer worldwide sewing business and trademark, remains current in all of its obligations to ReHo. Nevertheless, the economic downturn that has impacted Singer Asia could also adversely impact that company's results of operations and make it more difficult for them to meet their obligations to ReHo.

"ReHo's strategy remains unchanged. While the worldwide economic downturn has slowed growth and reduced profit at Singer Asia, increased the risks associated with the seller notes, and delayed efforts to monetize ReHo's stake in Singer Asia and its other assets, the medium-term objective remains unchanged, to liquidate ReHo and distribute the resulting funds and any remaining assets to Shareholders. Consistent with this strategy, ReHo paid a cumulative $1.75 per Share in dividends and distributions during 2007 and 2008. The Board has recommended for Shareholder approval a distribution of $0.20 a Share for 2009 to be paid in early September."

About Retail Holdings

ReHo is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia, a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo currently has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company, which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004. Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2008, and all prior statements since September 2000, together with Auditor's Reports thereon; the 2008 Annual Report dated April 2009, and all prior Disclosure Statements and Reports since September 2000; and copies of all semi-annual and quarterly reports and press releases since September 2000; may be found at the Corporate/Investor section of the Company's website: www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JUNE 30, 2009 (Unaudited) AND DECEMBER 31, 2008 (Audited)
In thousands of US Dollars

	June 30, 2009	December 31, 2008
ASSETS:		
Property, plant and equipment	40,511	42,455
Intangible assets	6,889	3,678
Trade and other receivables due in excess of one year	47,097	51,319
Investment in equity accounted investees	5,183	5,165
Deferred tax assets	7,187	6,976
Other non-current assets	5,623	4,873
Total non-current assets	**112,490**	**114,466**
Inventories	48,632	60,378
Trade and other receivables	89,468	98,046
Cash and cash equivalents	21,855	19,316
Other current assets	8,019	11,666
Total current assets	**167,974**	**189,406**
Total assets	**280,464**	**303,872**
EQUITY		
Share capital	53	53
Share premium	82,551	82,551
Reserves	(336)	(71)
Deficit	(17,556)	(18,502)
Total equity attributable to equity holders of the Company	**64,712**	**64,031**
Non-controlling interest	**47,898**	**47,218**
Total equity	**112,610**	**111,249**
LIABILITIES		
Loans and borrowings over one year	23,777	20,137
Employee benefits	6,343	10,679
Deferred income over one year	151	171
Warranty provision over one year	132	195
Other non-current liabilities	12,790	7,912
Total non-current liabilities	**43,193**	**39,094**
Bank overdraft	23,917	33,348
Loans and borrowings	68,432	83,686
Trade and other payables	30,724	35,058
Deferred income	863	745
Warranty provision	725	692
Total current liabilities	**124,661**	**153,529**
Total liabilities	**167,854**	**192,623**
Total equity and liabilities	**280,464**	**303,872**

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (Unaudited)
In thousands of US Dollars

	June 30, 2009	Re-presented June 30, 2008
Continuing operations		
Revenue	123,997	155,038
Cost of sales	75,382	96,060
Gross profit	**48,615**	**58,978**
Other income	1,470	1,963
Selling and administrative expenses	(39,669)	(44,813)
Other expense	(1,240)	(1,563)
Results from operating activities	**9,176**	**14,565**
Finance income	1,574	1,556
Finance expense	(9,524)	(9,435)
Share of profit of equity accounted investees (net of income tax)	272	689
Profit before income taxes	**1,498**	**7,375**
Income tax expense	(618)	(1,959)
Profit from continuing operations	**880**	**5,416**
Discontinued operation		
Profit (loss) from discontinued operation (net of income tax)	1,906	(388)
Profit for the period	**2,786**	**5,028**
Attributable to:		
Owners of the Company	839	2,150
Non-controlling interest	1,947	2,878
Profit for the period	**2,786**	**5,028**
Earnings per share		
Basic earnings per share (U.S. Dollars)	0.16	0.41
Diluted earnings per share (U.S. Dollars)	0.16	0.41
Continuing operations		
Basic earnings per share (U.S. Dollars)	0.06	0.46
Diluted earnings per share (U.S. Dollars)	0.06	0.45

Exemption Number 82-34635

SUMMARY SEMI-ANNUAL REPORT

Retail Holdings N.V.

For the Semi-Annual Period Ended
June 30, 2009

About Retail Holdings

Retail Holdings N.V. ("ReHo"), formerly known as Singer N.V., was organized as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V.

ReHo is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia" or the "Asia Company"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo currently has no operating activities other than those carried out through Singer Asia.

In July 2003, ReHo concluded the placement with a private investment fund, UCL Asia Partners, L.P. of a minority equity interest of 43.2% in Singer Asia. In September 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd., now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. as a consequence of this transaction.

Price quotations for the ReHo shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about ReHo, including ReHo's 2008 Summary Annual Report dated April 9, 2009 may be found at the Corporate/Investor section of the ReHo website at www.retailholdings.com.

Effective January 1, 2008, ReHo is preparing its consolidated financial statements in U.S. dollars, in accordance with International Financial Reporting Standards ("IFRS"); in prior years, ReHo prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The registered office of ReHo is located at Schottegatweg Oost 44, Willemstad, Curaçao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by ReHo's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York, 10549, telephone number 914-241-3404. ReHo's share transfer agent is Mellon Investor Services LLC, at P.O. Box 3315, South Hackensack, New Jersey 07606, telephone number 800-522-6645 (or from overseas, 1-201-680-6578). ReHo website is www.retailholdings.com.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's or Singer Asia's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of ReHo or of the Asia Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of management's control. ReHo cautions that no assurance can be given that expectations reflected in such forward-looking statements will prove to be correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. ReHo and the Asia Company disclaim any such obligation. Risks and uncertainties that might affect ReHo and the Asia Company include, but are not limited to: the payment of periodic interest and of principal at maturity of the unsecured subordinated promissory notes issued to ReHo by KSIN (now known as SVP); general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and the currencies in which the Asia Company makes significant sales or in which assets and liabilities are denominated; the Asia Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is set forth in the ReHo 2008 Summary Annual Report.

The information included in this Summary Semi-Annual Report does not purport to be inclusive of all of the information that might be included in a Form 10Q quarterly report. It only contains summary information that, in the opinion of management, is most relevant for understanding ReHo's financial results during the first six months of 2009.

As described in greater detail in the ReHo 2008 Summary Annual Report, it is ReHo's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. ReHo expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Condensed Consolidated Statement of Financial Position, Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Changes in Equity, and Condensed Consolidated Statement of Cash Flows, with selected notes and limited commentary.

RETAIL HOLDINGS N.V.

INDEX

PART I

PART II

PART I

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JUNE 30, 2009 (Unaudited) AND DECEMBER 31, 2008 (Audited)
In thousands of US Dollars

	Notes	June 30, 2009	December 31, 2009
ASSETS:			
Property, plant and equipment		40,511	42,455
Intangible assets	10	6,889	3,678
Trade and other receivables due in excess of one year	12	47,097	51,319
Investment in equity accounted investees		5,183	5,165
Deferred tax assets		7,187	6,976
Other non-current assets		5,623	4,873
Total non-current assets		**112,490**	**114,466**
Inventories	11	48,632	60,378
Trade and other receivables	12	89,468	98,046
Cash and cash equivalents		21,855	19,316
Other current assets		8,019	11,666
Total current assets		**167,974**	**189,406**
Total assets		**280,464**	**303,872**
EQUITY			
Share capital		53	53
Share premium		82,551	82,551
Reserves		(336)	(71)
Deficit		(17,556)	(18,502)
Total equity attributable to equity holders of the Company		**64,712**	**64,031**
Non-controlling interest		**47,898**	**47,218**
Total equity		**112,610**	**111,249**
LIABILITIES			
Loans and borrowings over one year	13	23,777	20,137
Employee benefits		6,343	10,679
Deferred income over one year		151	171
Warranty provision over one year		132	195
Other non-current liabilities		12,790	7,912
Total non-current liabilities		**43,193**	**39,094**
Bank overdraft		23,917	33,348
Loans and borrowings	13	68,432	83,686
Trade and other payables		30,724	35,058
Deferred income		863	745
Warranty provision		725	692
Total current liabilities		**124,661**	**153,529**
Total liabilities		**167,854**	**192,623**
Total equity and liabilities		**280,464**	**303,872**

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (Unaudited)
In thousands of US Dollars

	Notes	June 30, 2009	*Re-presented June 30, 2008
Continuing operations			
Revenue		123,997	155,038
Cost of sales		75,382	96,060
Gross profit		**48,615**	**58,978**
Other income		1,470	1,963
Selling and administrative expenses		(39,669)	(44,813)
Other expense		(1,240)	(1,563)
Results from operating activities		**9,176**	**14,565**
Finance income		1,574	1,556
Finance expense		(9,524)	(9,435)
Share of profit of equity accounted investees (net of income tax)		272	689
Profit before income taxes		**1,498**	**7,375**
Income tax expense		(618)	(1,959)
Profit from continuing operations		**880**	**5,416**
Discontinued operation			
Profit (loss) from discontinued operation (net of income tax)	8	1,906	(388)
Profit for the period		**2,786**	**5,028**
Attributable to:			
Owners of the Company		839	2,150
Non-controlling interest		1,947	2,878
Profit for the period		**2,786**	**5,028**
Earnings per share			
Basic earnings per share (U.S. Dollars)		0.16	0.41
Diluted earnings per share (U.S. Dollars)		0.16	0.41
Continuing operations			
Basic earnings per share (U.S. Dollars)		0.06	0.46
Diluted earnings per share (U.S. Dollars)		0.06	0.45

*See Notes 6 and 8 to the Financial Statements included herein

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008 (Unaudited)
In thousands of US Dollars

	June 30, 2009	*Re-presented June 30, 2008
Profit for the period	**2,786**	**5,028**
Other comprehensive income		
Foreign currency translation differences for foreign operations	(896)	(756)
Other comprehensive income for the period, net of income tax	**(896)**	**(756)**
Total comprehensive income for the period	**1,890**	**4,272**
Total comprehensive income attributable to:		
Owners of the Company	683	1,870
Non-controlling interest	1,207	2,402
Total comprehensive income for the period	**1,890**	**4,272**

*See Notes 6 and 8 to the Financial Statements included herein

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2008

In thousands of US Dollars

	Attributable to equity holders of the Company							
	Share capital	Share premium	Translation reserve	Revaluation reserve	Deficit	Total	Non-controlling interest	Total equity
Balance at January 1, 2008	51	86,035	(4,330)	-	(7,114)	74,642	42,295	116,937
Total comprehensive income for the period								
Profit	-	-	-	-	2,150	2,150	2,878	5,028
Other comprehensive income								
Foreign currency translation differences			(280)			(280)	(476)	(756)
Total other comprehensive income	-	-	(280)	-	-	(280)	(476)	(756)
Total comprehensive income for the period	-	-	(280)	-	2,150	1,870	2,402	4,272
Transactions with owners, recorded directly in equity								
Contributions by and distributions to owners								
Share option exercise	2	403	-	-	-	405	-	405
Dividends from subsidiaries paid to minority shareholders	-	-	-	-	-	-	(220)	(220)
Total contributions by and distributions to owners	2	403	-	-	-	405	(220)	185
Acquisition of minority interests	-	-	-	-	-	-	(670)	(670)
Disposal of subsidiaries	-	-	-	-	-	-	(176)	(176)
Total transactions with owners	2	403	-	-	-	405	(1,066)	(661)
Balance at June 30, 2008	53	86,438	(4,610)	-	(4,964)	76,917	43,631	120,548

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
For the six months ended June 30, 2009
In thousands of US Dollars

	Attributable to equity holders of the Company							
	Share capital	Share premium	Translation reserve	Revaluation reserve	Deficit	Total	Non-controlling interest	Total equity
Balance at January 1, 2009	53	82,551	(5,948)	5,877	(18,502)	64,031	47,218	111,249
Total comprehensive income for the period								
Profit	-	-	-	-	839	839	1,947	2,786
Other comprehensive income								
Foreign currency translation differences			(156)			(156)	(740)	(896)
Total other comprehensive income	-	-	(156)	-	-	(156)	(740)	(896)
Total comprehensive income for the period	-	-	(156)	-	839	683	1,207	1,890
Transactions with owners, recorded directly in equity								
Contributions by and distributions to owners								
Dividends from subsidiaries paid to minority shareholders	-	-	-	-	-	-	(251)	(251)
Total contributions by and distributions to owners	-	-	-	-	-	-	(251)	(251)
Acquisition of subsidiaries							(276)	(276)
Revaluation gains adjusted				(109)	107	(2)	-	(2)
Total transactions with owners	-	-	-	(109)	107	(2)	(527)	(529)
Balance at June 30, 2009	53	82,551	(6,104)	5,768	(17,556)	64,712	47,898	112,610

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008 (Unaudited)
In thousands of US Dollars

	June 30, 2009	*Re-presented June 30, 2008
Cash flows from operating activities		
Profit for the period	2,786	5,028
Adjustments for:		
Depreciation	1,926	2,054
Gain from disposal of property, plant and equipment	(385)	(117)
Gain on sale of investment	-	(1,099)
Net finance expense	7,950	7,879
Share of profit of equity accounted investees	(272)	(689)
Gain on sale of discontinued operation, net of tax	(1,906)	388
Income tax expense	618	1,959
	10,717	15,403
Changes in inventories	11,273	(3,704)
Changes in trade receivables	12,146	(5,536)
Changes in other current assets	3,187	(9,408)
Changes in trade and other payables	925	(613)
Changes in provision and employee benefits	(4,366)	756
Changes in deferred income	98	146
	33,980	(2,956)
Interest paid	(9,223)	(9,501)
Income tax paid	(723)	(1,619)
Net cash from operating activities	24,034	(14,076)
Cash flows from investing activities		
Interest received	1,190	1,556
Proceeds from sale of property, plant and equipment	2,439	257
Repayment / return of investment	-	3,917
Acquisition of subsidiary, net of cash acquired	113	-
Acquisition of property, plant and equipment	(2,164)	(3,634)
Net cash used in investing activities	1,578	2,096
Cash flows from financing activities		
(Decrease) increase in borrowings	(12,133)	7,185
Proceeds from stock options exercised	-	405
Subsidiary dividend paid to minority shareholders	(264)	(361)
Net cash used in financing activities	(12,397)	7,229
Net increase in cash and cash equivalents	13,215	(4,751)
Cash and cash equivalents at January 1	(14,032)	(6,248)
Effect of exchange rate fluctuations on cash held	(1,245)	(883)
Cash and cash equivalents at June 30	(2,062)	(11,882)

*See Notes 6 and 8 to the Financial Statements included herein

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
Selected notes to the consolidated financial statements
For the six months ended June 30, 2009 and 2008 (Unaudited)

1. **Reporting entity**
Retail Holdings N.V. ("ReHo") is a company in the Netherlands Antilles incorporated in December 1999. The address of ReHo's registered office is Schottegatweg Oost 44, Willemstad, Curacao, Netherlands Antilles. These condensed consolidated interim financial statements as at and for the six months ended 30 June 2009 comprises ReHo and subsidiaries (together referred to as the "Company") and the Company's interest in associates.

2. **Statement of compliance**
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company dated April 9, 2009 and the Notes thereto as at and for the year ended 31 December 2008 (the "2008 Statements").

These condensed consolidated interim financial statements were approved by the ReHo Board of Directors on August 7, 2009

3. **Significant accounting policies**
The accounting policies applied by the Company in these condensed consolidated interim financial statements have been applied consistently with those applied by the Company in its 2008 Statements and as described therein.

4. **Estimates**
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company's accounting policies are consistent with, and the key sources of estimation uncertainty are similar to those that applied to the 2008 Statements and as described therein.

Results for the six month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

5. **Financial risk management**
The Company's financial risk management objectives and policies are consistent with those disclosed in the 2008 Statements.

6. **Transition to IFRS**
These are the Company's first interim financial statements prepared in accordance with IFRS. Where required, the comparative figures for the six months ended June 30, 2008 have been re-presented to conform to IFRS.

7. Operating segments

The Company has determined that it operates in one business segment which is the operation of a retail business; and in one geographical segment which is Asia.

8. Discontinued operation

In April 2009 the Company sold a subsidiary whose only asset was the Company's operating subsidiary in the Philippines. The subsidiary was not classified as held for sale or a discontinued operation as at December 31, 2008. The sale of the Philippines operations reflects management's decision to concentrate on growth and development in the Company's core markets: Bangladesh, India, Pakistan, Sri Lanka and Thailand. The condensed consolidated income statement has been re-presented to report separately the discontinued operation of the Philippines as summarized below:

Results of discontinued operation *In thousands of US Dollars*	**January 1, 2009 to April 1, 2009**	**January 1, 2008 to June 30, 2008**
Revenues	227	1,193
Expenses	(410)	(1,574)
Results from operating activities	**(183)**	**(381)**
Income tax expense	(2)	(7)
Results from operating activities after tax	**(185)**	**(388)**
Gain on sale of discontinued operation	2,091	-
Profit (loss) for the period	1,906	(388)

Effect of disposal on the financial position of the Company *In thousands of US Dollars*	**As at April 1, 2009**
Property, plant and equipment	(126)
Inventories	(81)
Trade and other receivables	(775)
Cash and cash equivalents	(167)
Other assets	(350)
Trade and other payables	1,418
Loans and Borrowings	1,246
Net assets and liabilities	1,165

A nominal consideration was received on the disposal.

9. Acquisition of subsidiary

The Company during 2008 and 2007 had a 49.6% ownership interest in Singer India Ltd ("SIL") which was accounted for as an equity accounted investee.

In 2005, SIL was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. During 2008, a restructuring plan was approved by the BIFR which included a restructuring of the balance sheet of SIL, with the infusion of Indian Rupee ("INR") 83.5 million (approximately US$ 1,720 thousand) in new equity by the Company and relief from certain claims by secured and unsecured creditors.

In accordance with the BIFR plan, the Company remitted the first capital tranche of US$ 780 thousand (INR 40.2 million) in March 2009 resulting in an ownership increase from 49.6% to 85.4%. The Group remitted a further US$ 578 thousand (INR 28.4 million) to SIL in May 2009, increasing its ownership interest to 90.1%. Consequently, SIL has been treated as a subsidiary of the Company since March 2009.

A further infusion of INR 14.9 million (approximately US$ 307 thousand) is required to fulfill the BIFR requirement of new equity.

The following summarizes the consideration transferred, and the recognized amounts of assets acquired and liabilities assumed as at the acquisition date:

Consideration transferred	**As at March 1, 2009**
In thousands of US Dollars	
Cash	780

Identifiable assets acquired and liabilities assumed	**As at March 1, 2009**
In thousands of US Dollars	
Property, plant and equipment	147
Inventories	1,083
Trade and other receivables	330
Cash and cash equivalents	1,060
Other assets	187
Trade and other payables	(6,078)
Loans and borrowings	(226)
Total Net identifiable liabilities	(3,497)

9. Acquisition of subsidiary (continued)

The values attributed to the assets and liabilities acquired are based on their book values as at March 1, 2009. There were no intangible assets acquired. Management believes that the fair value of the assets and liabilities acquired approximates their book values. An evaluation is being made of the assets and liabilities acquired including potential intangible assets and potential unrecognized liabilities which evaluation will be completed before December 31, 2009.

Goodwill

Goodwill of $3,221 thousand was recognized in connection with the capital investment, based on the Company's proportionate ownership of the assets and liabilities that will be acquired after the full infusion of capital required by BIFR.

10. Intangible assets

In thousands of US Dollars

	Trademarks	Goodwill	Total
Cost			
Balance at January 1, 2008	835	14,858	15,693
Acquisition of minority interest	-	339	339
Effect of movements in exchange rates	11	-	11
Balance at June 30, 2008	846	15,197	16,043
Balance at January 1, 2009	800	15,197	15,997
Acquisition of subsidiary and of minority interest	-	3,221	3,221
Effect of movements in exchange rates	(10)	-	(10)
Balance at June 30, 2009	790	18,418	19,208
Impairment losses			
Balance at January 1, 2008	-	-	-
Impairment loss	-	-	-
Balance at June 30, 2008	-	-	-
Balance at January 1, 2009	-	12,319	12,319
Impairment loss	-	-	-
Balance at June 30, 2009	-	12,319	12,319
Carrying amounts			
At January 1, 2008	835	14,858	15,693
At June 30, 2008	846	15,197	16,043
At January 1, 2009	800	2,878	3,678
At June 30, 2009	790	6,099	6,889

10. Intangible assets (continued)

Goodwill on acquisitions

In 2008, goodwill was recognized on the amount paid in excess of the identifiable assets acquired when the Company acquired an additional 2.6 percent interest in Singer (Sri Lanka) Ltd.

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Company's operating subsidiaries which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. The Company reviewed the market value less cost to sell and the discounted cash flows of cash generating units containing goodwill. Based on the goodwill valuation review, there was no impairment of goodwill during the six months ended June 30, 2008 or June 30, 2009.

11. Inventories

In thousands of U.S. Dollars	**As at June 30, 2009**	**As at June 30, 2008**
Raw materials and consumables	4,941	5,208
Work in progress	1,741	1,880
Finished goods	41,950	53,520
	48,632	60,608

12. Trade and other receivables

In thousands of U.S. Dollars	**As at June 30, 2009**	**As at June 30, 2008**
Receivables from affiliates	-	1,827
Trade receivables	116,677	149,896
Other receivables	46,001	47,055
Less: Unearned finance charges	(26,113)	(36,237)
	136,565	162,541
Non-current	47,097	47,329
Current	89,468	115,212
	136,565	162,541

Other receivables include the KSIN Notes representing the remaining consideration due from the sale in September 2004 of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd., (now called "SVP") an affiliate of funds managed by Kohlberg & Co., LLC. The total consideration included US$ 22,500 thousand in unsecured subordinated promissory notes.

12. Trade and other receivables (continued)

The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears in June and December. On each interest payment date, the issuer of the KSIN Notes has the option to capitalize up to 30% of the interest due by increasing the outstanding principal amount of the Notes by a corresponding amount. For the December 2008 and June 2009 payments, the issuer of the KSIN Notes elected to exercise this option. For the June 2008 payment and the June and December 2007 payments, the issuer of the Notes elected to pay the entire interest amount in cash. One-third of the outstanding principal amount of the KSIN Notes is due September 2010 and the remaining principal balance is due September 2011. A valuation reserve for the KSIN Notes relating to possible tax indemnity claims arising from the sale of the sewing business is included in other non-current liabilities. At June 30, 2009, the balance of KSIN Notes was $24,421 thousand; at June 30, 2008 the balance was $23,704 thousand.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
Selected notes to the consolidated financial statements
For the six months ended June 30, 2009 and 2008 (Unaudited)

13. Loans and borrowings

Terms and conditions of outstanding loans were as follows:

In thousands of US Dollars	Currency	Nominal Interest rate 2009	Nominal Interest rate 2008	Years of maturity	As at June 30, 2009 Face Value	As at June 30, 2009 Carrying Amount	As at June 30, 2008 Face Value	As at June 30, 2008 Carrying Amount
Secured bank loans	PKR	17.0%	13.3%	2010 - 2013	3,340	3,340	4,393	4,393
Secured bank loans	SLR	19.4%	19.3%	2010 - 2012	18,236	18,236	24,870	24,870
Secured bank loans	BDT	13.4%	13.2%	2011 - 2013	2,036	2,036	1,657	1,657
Secured bank loans	INR	8.3%	12.0%	2011	14	14	871	871
Secured bank loans	PHP	-	11.7%	-	-	-	1,096	1,096
Unsecured bank loans	INR	12.0%	-	2009	212	212	-	-
Unsecured bank loans	SLR	15.8%	18.8%	2009 - 2010	11,166	11,166	16,964	16,964
Unsecured bank loans	THB	6.1%	6.2%	2009 - 2014	26,625	26,625	33,425	33,425
Public Deposits	SLR	21.5%	21.0%	2010 - 2013	10,710	10,710	7,693	7,693
Debentures	SLR	16.4%	14.8%	2010 - 2012	16,798	16,798	24,461	24,461
Promissory notes	SLR	12.7%	14.0%	2009 - 2011	2,175	2,175	93	93
Finance Leases					897	897	1,598	1,598
Total interest-bearing liabilities					92,209	92,209	117,121	117,121
Loans and borrowings over one year					23,777	23,777	33,331	33,331
Loans and borrowings within one year					68,432	68,432	83,790	83,790
					92,209	92,209	117,121	117,121

14. Shareholders' equity

The authorized capital of ReHo is US$ 210 thousand divided into (a) twenty million (20,000,000) common shares (the "Shares") with a par value of US$ 0.01 per share and (b) one million (1,000,000) preferred shares with a par value of USD 0.01 per preferred share.

As at June 30, 2009 and as at June 30, 2008, 5,268,266 Shares were issued and outstanding. All shares have equal voting rights. Preferred shares can be issued in series. To date, ReHo has issued Series A Convertible Preferred Stock, consisting of 40 preferred shares. ReHo repurchased the outstanding preferred shares in 2003 and cancelled them in 2006.

15. Contingencies

As indicated in Note 12, the Company has provided a valuation reserve, included in other non current liabilities, for the KSIN notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial condition.

The Company is subject to a number of environmental and pollution control laws and regulations in some jurisdictions in which it operates and has operated, and may face exposure from actual or potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operation or liquidity.

16. Related Parties

There is no change in the nature and amounts of related party transactions from those disclosed in the 2008 Statements.

There were no transactions with key management personnel outside of salaries and benefits during the six month period ending June 30, 2009. There were no changes in the nature of salaries and benefits paid to key management personnel and there were no increases in these salaries and benefits since December 31, 2008, while in a few cases there were reductions reflecting the implementation of cost saving measures.

PART II

Management Summary Discussion and Analysis

The following summary discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2008 and the unaudited condensed consolidated interim financial statements of the Company for the six months ended June 30, 2009 and 2008. This section contains forward-looking statements that are subject to the "Cautionary Statement With respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed in the Company's 2008 Summary Annual Report dated April 9, 2009.

Results of Operations

Six months ended June 30, 2009 and June 30, 2008

Reflecting the worldwide economic downturn and resulting drop in consumer spending on durables in the Company's markets, Company revenue declined during the first six months of 2009 as compared with the same period prior year. The Company was able to mitigate the impact of the revenue decline on operating results and profit by maintaining and increasing gross margin and reducing selling and administrative expenses. The Company and all of its operating subsidiaries remained profitable in the first half of 2009 although many of the operating units experienced a decline in their net income as compared with the same period prior year.

For the six months ended June 30, 2009 the Company reported consolidated revenue of $124.0 million compared to consolidated revenue of $155.0 million for the same period in 2008, a decrease of $31.0 million or 20.0%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka decreased by $22.0 million for 2009 to $93.9 million, or by 19.0% as compared to the same period in 2008. Revenue at Singer Thailand decreased by $7.6 million for 2009 to $23.4 million, or by 24.6% as compared to the same period prior year.

The Company's revenue for 2009 includes $16.8 million of finance earnings on consumer credit sales compared to $21.3 million for the same period in 2008. The decrease in finance earnings is due to the decrease in sales in the first six months of 2009 and later part of 2008 and resulting shrinkage in the outstanding credit book.

Gross profit for the six months ended June 30, 2009 was $48.6 million, representing a gross profit as a percentage of revenue of 39.2%, as compared to $59.0 million and a gross profit percentage of 38.0% for the six months ended June 30, 2008. The improvement in overall gross profit percentage is due to increases in India, Sri Lanka and Thailand, offset in part, by declines in Bangladesh and Pakistan. Gross profit at the retail operating units was $31.2 million for the six months ended June 30, 2009, representing a gross profit as a percentage of revenue of 33.3%, as compared to $38.4 million and a gross profit percentage of 33.1% for the six months ended June 30, 2008.

Other income for the six months ended June 30, 2009 was $1.5 million as compared to $2.0 million of other income for the six months ended June 30, 2008. Other income arises primarily from the sale of excess or non-core assets. Other income in the first half of 2008 was boosted by a gain on the sale of the Company's stake in a former operating affiliate in Sri Lanka.

Selling and administrative expenses for the six months ended June 30, 2009 were $39.7 million, representing 32.0% of revenue, as compared to $44.8 million and 28.9% of revenue for the six months ended June 30, 2008. The $5.1 million reduction is selling and administrative expenses as compared with the same period prior year reflects a decline in variable expenses in line with the decrease in revenue and a Company-wide effort to cut costs, improve productivity and slow down the roll-out of new programs. The increase in selling and administrative expenses as a percentage of revenue primarily reflects the reduction in revenue. At the retail

operating units, selling and administrative expenses for the six months ended June 30, 2009 were $21.4 million, representing 22.7% of revenue, as compared to $24.7 million and 21.3% of revenue for the same period in 2008.

Other expense, primarily royalty paid to SVP for the use of the Singer® trademark by Singer Asia and its operating companies, was $1.2 million and $1.6 million for the six months ended June 30, 2009 and June 30, 2008 respectively. The decrease in royalty expense in the first half of 2009 as compared to the same period prior year is due to the decrease in revenue at Singer Asia.

Results from operating activities for the six months ended June 30, 2009 was a profit of $9.2 million as compared to a $14.6 million profit for the same period in 2008, a decrease of $5.4 million or 37.0%. The decline in results from operating activities is due to the decrease in revenue, mitigated by the increase in gross profit percentage and reduction in selling and administrative expenses. Results from operating activities at the retail operating units was a profit of $10.3 million for the six months ended June 30, 2009 as compared with a profit of $15.1 million for the same period prior year. Results from operating activities at Thailand was a profit of $1.6 million for the six months ended June 30, 2009 as compared with a profit of $2.6 million for the same period prior year.

Finance income remained unchanged at $1.6 million for the six months ended June 30, 2009 and June 30, 2008. Finance expense (including exchange gain or loss) was $9.5 million and $9.4 million for the six months ended June 30, 2009 and June 30, 2008, respectively. The increase was due to exchange differences; for the six months ended June 30, 2009 there was an exchange loss of $0.2 million compared to an exchange gain of $0.2 million for the six months ended June 30, 2008. Interest expense for the six months ended June 30, 2009 was $9.3 million compared to $9.6 million of interest expense for the same period in 2008, a decrease of 0.3 million or 3%.

Share of profit of equity accounted investees was $0.3 million and $0.7 million for the six months ended June 30, 2009 and June 30, 2008, respectively. This decline in share of profit of equity accounted investees is due to the sale in Sri Lanka during the year ended December 31, 2008 of the Company's remaining equity stake in Commercial Leasing Company, PLC, an equity accounted investee.

The Company's profit before income tax was $1.5 million for the six months ended June 30, 2009 as compared to a $7.4 million profit before tax for the same period in 2008. The lower profit before tax primarily reflects the decline in revenue and resulting flow through in operating performance as compared with the same period prior year.

Income tax expense is $0.6 million for the six months ended June 30, 2009 as compared to $2.0 million for the six months ended June 30, 2008. The reduction in income tax expense is due to the lower taxable profits of the operating locations.

For the six months ended June 30, 2009 the Company's profit from continuing operations was $0.9 million as compared to a profit of $5.4 million for the same period in 2008. The lower profit primarily reflects the lower operating performance as compared with the same period prior year.

In April 2009 the Company sold its operations in the Philippines, which are shown as a discontinued operation. The sale reflects management's decision to concentrate on growth and development in the Company's core markets: Bangladesh, India, Pakistan, Sri Lanka and Thailand. For the six months ended June 30, 2009 the Company's profit from discontinued operation was $1.9 million as compared to a loss of $0.4 million for the same period in 2008. The results from operating activities of the discontinued operation was a loss of $0.2 million for the six months ended June 30, 2009 as compared to a loss of $0.4 million for the same period in 2008. The gain on sale of the discontinued operation was $2.1 million the six months ended June 30, 2009.

For the six months ended June 30, 2009 the Company's profit for the period was $2.8 million as compared to a profit of $5.0 million for the same period in 2008. The lower profit from continuing operations during the first half of 2009 as compared with the same period prior year was offset, in part, by the gain on sale of the discontinued operation.

The profit attributable to equity holders of the Company was $0.8 million for the six months ended June 30, 2009 as compared to a profit of $2.2 million for the same period prior year. A profit of $1.9 million is attributable to minority shareholders for the six months ended June 30, 2009 as compared to a profit of $2.9 million for the six months ended June 30, 2008. The higher percentage of profit attributable to minority shareholders in the first half of 2009 as compared to the same period prior year, 70% and 57% respectively, reflects the relatively stronger performance of operations of Thailand and of Singer Asia generally, which have greater minority participations.

The profit attributable to equity holders of the Company is equivalent to basic earnings and diluted earnings per share of $0.16 for the six months ended June 30, 2009 as compared to basic and diluted earnings per share of $0.41 for the six months ended June 30, 2008. The basic and diluted earnings per share from continuing operations was $0.06 for the six months ended June 30, 2009 as compared to basic and diluted earnings per share from continuing operations of $0.46 and $0.45, respectively, for the six months ended June 30, 2008.

Liquidity and Capital Resources

Six Months Ended June 30, 2009

For the six months ended June 30, 2009, the Company had a net cash inflow from operations of $24.0 million. This is primarily due to the $24.3 million reduction in net working capital (changes in inventories, receivables and payables) and a $2.8 million profit for the period. The reduction in net working capital reflects the decline in revenue and consequent shrinkage of the balance sheet.

Net cash from investing activities for the six months ended June 30, 2009 was an inflow of $1.6 million, primarily reflecting proceeds from property sales of $2.4 million and interest received of $1.2 million, offset in part, by capital expenditures of $2.2 million. Dividends paid by the Company's subsidiaries to minority shareholders during the six months ended June 30, 2009 utilized $0.3 million of cash.

Net loans and borrowings decreased by $11.6 million during first six months of 2009. Bank overdrafts declined by $9.4 million during the six-month period. In total, debt decreased by $21.0 million during the six month ended June 30, 2009 or by 15.3% as compared to the balance on December 31, 2008.

The net effect of the cash flow movements and exchange rate fluctuations was to increase the Company's net cash and cash equivalents by $13.2 million for the six months ended June 30, 2009. As a result, cash and cash equivalents, net of overdrafts, went from a negative $14.0 million as at December 31, 2008 to a negative $2.1 million as at June 30, 2009.

Current assets less current liabilities at June 30, 2009 were $43.3 million compared to $35.9 million as at December 31, 2008, an improvement of $7.4 million.

For a discussion of liquidity and capital resources during 2008, see the Company's 2008 Annual Report dated April 2009.

Neither the Company nor Singer Asia nor any of the Company's other subsidiaries were in default at June 30, 2009, at December 31, 2008, or at any time during 2009 or 2008 with respect to any interest or principal payments or with respect to any financial covenants under any of their lending arrangements.

Other

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the six months ended June 30, 2009 and 2008 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters was not material for the six months ended June 30, 2009 and June 30, 2008.

Market Risks

The Company is exposed to default risk. ReHo is owed principal and interest pursuant to the terms of the KSIN Notes. The issuer of the Notes is current in all of its obligations to ReHo; nevertheless, the worldwide economic downturn could adversely impact that company's results of operations and make it more difficult for them to meet their obligations to ReHo.

Singer Asia, in turn, is subject to default risk with respect to consumer installment and trade receivables. There has been no increase in overall arrears or defaults on receivables outstanding; nevertheless, the economic downturn in Singer Asia's markets could impair collection performance, impairing the value of the Asia Company's receivables.

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of the Indian subcontinent countries (Bangladesh, India, Pakistan and Sri Lanka) and Thailand. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. The Company has no foreign exchange forward contracts outstanding.

The Company is exposed to market risk for changes in interest rates relating principally to its debt obligations, primarily those with variable interest rates. The Company mitigates the risk from interest rate increases by seeking to reduce the mismatch between the duration of its assets, and its liabilities and equity, and by adjusting the interest rate charged on installment receivables. The Company has no interest rate forward contracts outstanding.

The Company does not have any derivative financial instruments outstanding to hedge default, foreign currency, interest rate or other risks. The Company does not hold or issue financial instruments for trading purposes.